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September 12, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Jeffrey Gabor

Re:                             Jaguar Health, Inc.
Registration Statement on Form S-3
Filed August 29, 2017
File No. 333-220236

Dear Mr. Gabor:

On behalf of our client, Jaguar Health, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments (the “Comments”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated September 11, 2017 (the “Letter”) regarding the Company’s above-referenced Registration Statement on Form S-3 (the “Registration Statement”).  Contemporaneous with this filing, the Company is filing on the EDGAR system an Amendment No. 1 to the Registration Statement on Form S-3 (the “S-3/A”) reflecting the responses of the Company below.

The Company’s responses are numbered to correspond to the Comments as numbered in the Letter.  For your convenience, the Comments contained in the Letter has been restated in bold below in its entirety, with the Company’s corresponding response set forth immediately under such comment.  In the responses below, page number references are to the S-3/A. Terms used but not defined herein have the respective meanings assigned thereto in the S-3/A.

Form S-3 Filed August 29, 2017

Selling Shareholders, page 20

1.                                      Please expand the disclosure in this section regarding Invesco. In that regard, please disclose the material terms of the transaction in which selling stockholders acquired securities from you or any predecessor or affiliate in the past three years to disclose the material terms of that transaction, including the date of the transaction and the nature and amount of consideration.

Response:  The Company respectfully acknowledges the Staff’s Comment, and in response thereto, has expanded the disclosure in the Selling Shareholders section on page 20 of the S-3/A regarding Invesco to disclose the material terms of the transaction in which Invesco acquired securities from the Company or any predecessor or affiliate in the past three years.

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH ♦ HOUSTON SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE ♦KAZAKHSTAN

Jeffrey Gabor
Securities and Exchange Commission
Division of Corporation Finance
September 12, 2017
Page 2

General

2.                                      Please disclose how you calculated the public float, including how you determined the number of shares held by officers and directors of the company, 10% or greater shareholders, and the selling shareholders.

Response:  In response to the Staff’s comment, the Company has included on Exhibit A attached hereto its calculation of the public float.  For purposes of this calculation, the Company does not currently consider any of its shareholders who are not directors or executive officers of the Company, including any such shareholders owning 10% or more of the Company’s common stock, to be “affiliates” of the Company.

The term “affiliate” is defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), as a “person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with,” an issuer. The term “control” is defined in Rule 405 under the Act as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

The Staff has consistently taken the position that the determination of “control” status is dependent in large part on the facts and circumstances involved and, therefore, has declined to state definitively what circumstances will result in a person being deemed to be in “control” of an issuer. While the Company recognizes that, as a rule of thumb, more than 10% ownership has become an informal benchmark at which control should be evaluated, such ownership, standing alone, is not dispositive.

Based on the most recent information available to the Company from NASDAQ, the only 10% or greater shareholder of the Company is Nantucket Investments Limited (“Nantucket”), which owns approximately 35.0% of the Company’s outstanding common stock as of July 31, 2017. Nantucket acquired all of its shares in the Company pursuant to a settlement and discounted payoff agreement, dated March 31, 2017 (the “Settlement Agreement”), by among Napo Pharmaceuticals, Inc. (“Napo”), a wholly-owned subsidiary of the Company, Nantucket and lenders who were party to Napo’s existing financing agreement, dated October 10, 2014 (the “Financing Agreement”), pursuant to which Napo agreed, simultaneously with the consummation of the merger with the Company on July 31, 2017 (the “Merger”), (a) to make a cash payment to the Nantucket of no less than $8 million, which reduced the outstanding principal obligations under the Financing Agreement, and (b) in satisfaction as a compromise for the remaining outstanding obligations under the Financing Agreement and the release of any lien or security interest in respect of such outstanding obligations, (x) to transfer to Nantucket 2,666,666 shares of the Company’s voting common stock (the “Initial Tranche C Shares”) owned by Napo and (y) pursuant to the Agreement and Plan of Merger, dated March 31, 2017, by and among the Company, Napo, Napo Acquisition Corporation, a wholly-owned subsidiary of the Company, and Napo’s representative (the “Merger Agreement”), to cause the Company to issue to Nantucket (i) 2,217,579 shares of the Company’s voting common stock (the “Remaining Tranche C Shares” and, together with the Initial Tranche C Shares, the “Tranche C Shares”), (ii) 18,479,826 shares of the Company’s non-voting common stock (the “Tranche A Shares”) and (iii) 19,700,625 shares of the Company’s non-voting common stock (the “Tranche B Shares” and, collectively with the Tranche A Shares and the Tranche C Shares, the “Debt Exchange Shares”).

Jeffrey Gabor
Securities and Exchange Commission
Division of Corporation Finance
September 12, 2017
Page 3

In connection with the execution of the Merger Agreement and the Settlement Agreement, the Company and Nantucket entered into an Investor Rights Agreement, dated March 31, 2017 (the “Investor Rights Agreement”), pursuant to which, among other things, the Company agreed to pay Nantucket’s up to $250,000 of expenses incurred in connection with the transactions contemplated by the Investor Rights Agreement, Settlement Agreement and Merger Agreement, which, pursuant to the terms of the Investor Rights Agreement, the Company at its option elected to pay such $250,000 of expenses by issuing 270,270 additional shares of the Company’s non-voting common stock (the “Expense Reimbursement Shares”) to Nantucket.  The Company also agreed to register on one or more registration statements (1) the resale of the Tranche C Shares and the shares of voting common stock issuable upon conversion of the Expense Reimbursement Shares, (2) the Tranche A Shares and, to the extent certain conditions are met, (3) the Tranche B Shares.  The Tranche B Shares are not included in Nantucket’s share ownership percentage because they are currently held escrow and shall be released from escrow under specified conditions only upon joint instruction of both the Company and Nantucket in accordance with the terms of the Investor Rights Agreement.

Nantucket is a passive investor and has reported its beneficial ownership on a Schedule 13G thereby disclaiming any control intent. Other factors evidencing that Nantucket is not an affiliate include:

•                  Neither Nantucket nor any representative of Nantucket has ever served as an officer of the Company.

•                  Nantucket does not possess the power, directly or indirectly, to elect or designate any member of the Company’s Board of Directors.

•                  Nantucket does not have the ability, by relationship, contract or otherwise, to affect the management or policies of the Company. Moreover, the Company’s management has indicated that Nantucket has not sought to consult on management activities of the Company.

•                  There are no other control indicia with respect to Nantucket. There are no familial relationships and, except as described above, no other business relationships between the Company and Nantucket.

3.                                      Please confirm that at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot make these representations on behalf of the selling shareholder, please identify it in the prospectus as an underwriter. Also, disclose the Item 507 of Regulation S-K information about any persons (entities or natural persons) who have control over the selling entity and who have had a material relationship with the registrant or any of its predecessors or affiliates within the past three years. In such case, please identify each such person and describe the nature of any relationships. For guidance, refer to our Regulation S-K Compliance and Disclosure Interpretations 140.02.

Response:  The Company acknowledges the Staff’s Comment and respectfully confirms that at the time of the purchase of the securities to be resold, each of the sellers purchased in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. In addition, the Company respectfully advises that no person who has control over either of the selling entities has a material relationship with the Company or its predecessors or affiliates within the past three years.

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Jeffrey Gabor
Securities and Exchange Commission
Division of Corporation Finance
September 12, 2017
Page 4

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 530-5586.

Sincerely,

/s/ Michael S. Lee
Michael S. Lee
Reed Smith LLP

Cc:                             Lisa A. Conte, Jaguar Animal Health, Inc., by e-mail

Karen Wright, Jaguar Animal Health, Inc., by e-mail

Dan Harris, BDO USA, LLP, by e-mail

Donald C. Reinke, Reed Smith LLP, by e-mail

Exhibit A

Public Float Calculations

Calculation Date: July 31, 2017 (29 days before filing date)

Closing Sale Price: $0.56 per share

Outstanding Shares: 67,430,585 shares

Affiliate-Owned Shares (shares owned by directors and officers):

Stockholder	Affiliation	Shares
James J. Bochnowski	Director	578,576
Lisa Conte	Executive Officer and Director	11,297
Steven King	Executive Officer	6,636

Total Affiliate Shares: 605,509 shares

Total Non-Affiliate Shares: 66,825,076 shares

Market Value of Non-Affiliate Shares: $37,422,042.56